September 10, 2021

Changes to Production Plans for September and October 2021

Due to a shortage of certain parts caused by the spread of COVID-19 in Southeast Asia, Toyota is making further adjustments to our production operations for September, and is reviewing our production plans for October. As for September, it is in addition to the adjustment of production operations announced on Aug. 19 (Adjustments to Domestic Production in September). We sincerely apologize to our customers and suppliers for any inconvenience that may be caused by these changes.

The global production volume affected by these adjustments will be approximately 70,000 units (40,000 units overseas and 30,000 units in Japan) for September and 330,000 units (180,000 units overseas and 150,000 units in Japan) for October, compared to the production plan as of August.

Regarding the full-year production forecast for the fiscal year ending March 31, 2022, we are adjusting the expected volume to 9 million units due to the impact of the production cut, down from the 9.3 million units forecast. Although the outlook for November and beyond is unclear, current demand remains very strong. As a result, the production plan for November and beyond assumes that the previous plan will be maintained.

Key reasons for the production adjustment include a decline in operations at several local suppliers due to the prolonged spread of COVID-19 in Southeast Asia and the impact of tighter semiconductor supplies. Although our plants and suppliers are taking thorough quarantine and vaccination measures in response to the pandemic in Southeast Asia, the spread of COVID-19 infections remains unpredictable, making it difficult to maintain operations due to lockdowns at various locations, and we are working to transfer production to other regions.

As the demand for semiconductors in all industries continues to increase, we are continuously assessing the situation and discussing medium- to long-term countermeasures with related companies. Our focus remains on doing everything we can to deliver as many cars as possible to our customers as quickly as possible, such as shifting our production plans to models with high demand.

Regarding full-year operating income, there is no change to the forecast of 2.5 trillion yen announced in our FY2022 First Quarter Financial Results summary in August.

Additional domestic production adjustments in September are as follows. We are continuing to assess expected production in October, and we will announce additional details in mid-September.

Additional suspension of domestic operations in September

(10 lines in 9 plants out of 28 lines in 14 plants)

Plants			Period of production suspension	Production vehicle
Toyota Motor Corporation	Takaoka Plant	Production line #1	27 (Mon), 28 (Tue), 29 (Wed), 30 (Thu)	Corolla/Corolla Touring
	Tsutsumi Plant	Production line #2	24 (Fri), 27 (Mon)	Corolla Sport, Camry, ES
	Tahara Plant	Production line #1	17 (Fri), 20 (Mon), 21 (Tue)	Land Cruiser Prado, GX, 4Runner
Toyota Motor Kyushu	Miyata Plant	Production line #1	24 (Fri), 27 (Mon), 28 (Tue)	NX, CT, UX, UX300e
		Production line #2	24 (Fri)	ES, RX
Toyota Motor East Japan	Iwate Plant	Production line #2	27 (Mon)	Yaris, Yaris Cross, Aqua
	Miyagi Ohira Plant		27 (Mon)	Yaris Cross, Sienta, Corolla Axio, Corolla Fielder, JPN Taxi
Toyota Auto Body	Fujimatsu Plant	Production line #1	17 (Fri)	Land Cruiser 70
	Yoshiwara Plant	Production line #2	17 (Fri)	Land Cruiser 70
Hino Motors, Ltd.	Hamura Plant	Production line #1	17 (Fri), 20 (Mon), 21 (Tue)	Land Cruiser Prado, FJ Cruiser

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